                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G
                   Under The Securities Exchange Act of 1934

                             (Amendment No.       )

                         Wichita River Oil Corporation

    ------------------------------------------------------------------------
                                (Name Of Issuer)

                         Common Stock, $.01 Par Value

- --------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   967352105

                      ------------------------------------
                                 (Cusip Number)

Check the following box if a fee is being paid with this statement (X). (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than 5% of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (see rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      (Continued on the following page(s))

                               Page 1 of 5 Pages

                        CUSIP NO. 967352105         13G

                        WICHITA RIVER OIL CORPORATION

- -----------------------------------------------------------------------------------------------
1                    NAME OF REPORTING PERSON
                     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON.
                     Chemical Banking Corporation -- CBC
                     Chemical Bank                -- CB
- -----------------------------------------------------------------------------------------------
2                    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (A) ( )
                                                                       (B) (X)
- -----------------------------------------------------------------------------------------------
3                    SEC USE ONLY
- -----------------------------------------------------------------------------------------------
4                    CITIZENSHIP OR PLACE OF ORGANIZATION
                     CBC -- Delaware
                     CB  -- New York
- -----------------------------------------------------------------------------------------------
   NUMBER            5             SOLE VOTING POWER
     OF                            None
   SHARES           ---------------------------------------------------------------------------
BENEFICIALLY         6             SHARED VOTING POWER
  OWNED BY                         CBC -- 350,000
    EACH                           CB  -- 350,000
  REPORTING         ---------------------------------------------------------------------------
   PERSON            7             SOLE DISPOSITIVE POWER
    WITH                           None
                    ---------------------------------------------------------------------------
                     8             SHARED DISPOSITIVE POWER
                                   CBC -- 350,000
                                   CB  -- 350,000
- -----------------------------------------------------------------------------------------------
9                    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                     CBC and CB -- 350,000
- -----------------------------------------------------------------------------------------------
10                   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                     CERTAIN SHARES*
- -----------------------------------------------------------------------------------------------
11                   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                     CBC and CB -- 5.1% based on 6,790,220 outstanding shares
- -----------------------------------------------------------------------------------------------
12                   TYPE OF REPORTING PERSON*
                     CBC -- HC
                     CB  -- BK
- -----------------------------------------------------------------------------------------------

                     * SEE INSTRUCTION BEFORE FILLING OUT!

                         WICHITA RIVER OIL CORPORATION

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               Schedule 13G Under
                      The Securities Exchange Act of 1934

                           (Amendment No.           )

Item  1(a).     NAME OF ISSUER:                           Wichita River Oil Corporation

Item  1(b).     ADDRESS OF ISSUER:                        2000 Bering Drive, Suite 500
                                                          Houston, Texas 77057

                PRINCIPAL EXECUTIVE OFFICER:              Michael L. McDonald,
                                                          Chairman and President

Item  2(a).     NAME OF PERSON FILING:                    This notice is filed by CHEMICAL BANKING
                                                          CORPORATION (CBC) and its wholly owned
                                                          subsidiary, Chemical Bank (CB)

Item  2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE:     CBC: 270 Park Avenue
                                                               New York, NY 10017
                                                          CB : 270 Park Avenue
                                                               New York, NY 10017

Item  2(c).     CITIZENSHIP:                              CBC - Delaware
                                                          CB  - New York

Item  2(d).     TITLE OF CLASS OF SECURITIES:             Common Stock

Item  2(e).     CUSIP NUMBER:                             967352105

                                WICHITA RIVER OIL CORPORATION

Item 3.      IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B), CHECK
             WHETHER THE PERSON FILING IS A:

             (a) [ ] Broker or dealer registered under Section 15 of the Act.
             (b) [X] Bank as defined in Section 3(a)(6) of the Act.
             (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act.
             (d) [ ] Investment Company registered under Section 8 of the Investment Company
                     Act.
             (e) [ ] Investment Adviser registered under Section 203 of the Investment
                     Advisers Act of 1940.
             (f) [ ] Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund [see
                     Section 240.13d-1(b)(1)(ii)(F)].
             (g) [X] Parent Holding Company, in accordance with Section 240.13d-1(b)(ii)(G).
             (h) [ ] Group, in accordance with Section 240.13d-1(ii)(H).

Item 4.      OWNERSHIP:
             The Bank holds certain warrants (the "Warrants") to purchase Common Stock of the Issuer ("Common Shares"), which were acquired pursuant to an amended and restated warrant agreement, dated as of February 20, 1992, between Wichita
             River Oil Corporation and the Bank (the "Warrant Agreement"). The Warrant Agreement was entered into in connection with an amended and restated credit agreement dated as of February 20, 1992 (the "Credit Agreement"), among Wichita
             River Oil Corporation, the several banks and other financial institutions (the "Lenders") from time to time parties thereto and the Bank, as agent for the Lenders under the Credit Agreement.

             The Warrants are not voting securities and under applicable federal banking laws and regulations, the Bank is precluded from exercising the Warrants to acquire voting stock.

             This filing reflects beneficial ownership of the following Common Shares:
             (a)  Amount Beneficially Owned: CBC -- 350,000
                                             CB  -- 350,000
             (b)  Percent of Class:          CBC -- 5.1 %
                                             CB  -- 5.1 %
             (c)  Number of shares as to which such person has:
                  (i)   Sole power to vote or to direct the vote:
                        None
                  (ii)  Shared power to vote or to direct the vote:
                        CBC -- 350,000
                        CB  -- 350,000
                  (iii) Sole power to dispose or to direct the disposition of:
                        None
                  (iv)  Shared power to dispose or to direct the disposition of:
                        CBC -- 350,000
                        CB -- 350,000
Item 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:
             Not applicable.

                                         Page 4 of 5

                             WICHITA RIVER OIL CORPORATION

Item 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:
             Chemical Banking Corporation and Chemical Bank
Item 7.      IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY
             BEING REPORTED ON BY THE PARENT HOLDING COMPANY:
             Beneficial ownership is held by Chemical Bank, a wholly-owned subsidiary of Chemical Banking Corporation
Item 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THIS GROUP:
             Not applicable.
Item 9.      NOTICE OF DISSOLUTION OF GROUP:
             Not applicable.
Item 10.     CERTIFICATION:
             By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

SIGNATURE:   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

             Dated: February 11, 1993

CHEMICAL BANK                                    CHEMICAL BANKING CORPORATION
- ---------------------------------------------    ---------------------------------------------
William A. Bruckmann                             John B. Wynne
Managing Director                                Corporate Secretary

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